Exhibit 99.1

Annual Meeting of Shareholders

of Yamana Gold Inc. (the “Company”)

May 5, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.     On a vote by ballot, each of the ten nominees set forth in the Company’s 2016 Information Circular was elected as a director of the Company.

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
(1) John Begeman	Carried	476,665,192	5,772,772
		(98.80%)	(1.20%)
(2) Christiane Bergevin	Carried	478,357,216	4,080,748
		(99.15%)	(0.85%)
(3) Alexander Davidson	Carried	434,077,955	48,360,009
		(89.98%)	(10.02%)
(4) Richard Graff	Carried	472,885,956	9,552,008
		(98.02%)	(1.98%)
(5) Nigel Lees	Carried	468,632,191	13,805,773
		(97.14%)	(2.86%)
(6) Peter Marrone	Carried	448,059,254	34,378,710
		(92.87%)	(7.13%)
(7) Patrick J. Mars	Carried	460,844,795	21,593,169
		(95.52%)	(4.48%)
(8) Carl Renzoni	Carried	478,288,244	4,149,720
		(99.14%)	(0.86%)
(9) Jane Sadowsky	Carried	478,290,280	4,147,684
		(99.14%)	(0.86%)
(10) Dino Titaro	Carried	469,718,132	12,719,832
		(97.36%)	(2.64%)

Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
2. On a show of hands, Deloitte LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed.	Carried	584,264,101 (96.27%)	22,608,541 (3.73%)

Votes By Ballot
	Outcome of Vote	Votes For	Votes Against
3. On a vote by ballot, an advisory resolution on executive compensation approach as described in the Company’s 2016 Information Circular was approved.	Carried	420,264,296 (87.11%)	62,173,659 (12.89%)